Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 23, 2021

Re:	Sugarfina Corporation

Offering Statement on Form 1-A

Post-qualification Amendment

File No. 024-11352

Dear Ladies and Gentleman:

On behalf of Sugarfina Corporation (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on December 29, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Scott LaPorta

Scott LaPorta

CEO and Director

Sugarfina Corporation